UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celladon Corporation

File No. 001-36183 - CF#32323

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Celladon Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 10-K filed on March 31, 2015, as modified by the same contract filed as Exhibit 10.35 to Form 10-K refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on May 15, 2015.

Based on representations by Celladon Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.32 to Form 10-K filed March 31, 2015   through March 31, 2018
Exhibit 10.34 to Form 10-K filed March 31, 2015   through March 31, 2018
Exhibit 10.35 to Form 10-K filed March 31, 2015   through March 31, 2018
Exhibit 10.1 to Form 10-Q filed May 15, 2015   through March 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary